Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 The following discussion of EVATECH Co., Ltd. (“Evatech”) financial condition and results of operations is based upon and should be read in conjunction with Evatech’s audited financial statements and the related notes for the years ended August 31, 2009 and 2008, included in this Report on Form 6-K. These financial statements are prepared in accordance with accounting principles generally accepted in Japan and are expressed in Japanese Yen (JPY). The exchange rate between the United States dollar (USD) and JPY was 92.74 and 109.36 as of August 31, 2009 and 2008, respectively, and the average exchange rate between USD and JPY was 96.05 and 109.18 for the fiscal year 2009 and 2008, respectively.

Overview

Evatech of Kyoto, Japan, is a 22-year-old designer and manufacturer of industrial equipment for LCDs (liquid crystal displays), PDPs (plasma display panels) and, amorphous-silicon (a-Si) photovoltaic (PV) panels. Evatech’s main manufacturing facility and its thin-film photovoltaic R&D center are located in Kyoto. Evatech sells to customers in Japan, China (it’s largest overseas market), and a limited number of other countries.  Due to certain financial difficulties with the operation of its business, Evatech was the subject of a rehabilitation process in the courts of Japan related to its corporate and debt restructuring that began in November, 2008 and ended with A-Power’s acquisition of Evatech on January 25, 2010.

On September 16, 2009, A-Power Energy Generation Company Ltd. (“A-Power”), through its wholly owned subsidiary Liaoning Gaoke Energy group company Ltd. (“Gaoke Energy”) signed a contract to acquire 100% of Evatech. The total consideration was $49.9 million in cash. On January 25, 2010, A-Power paid $49.9 million to close the acquisition, after receiving the approval of the court in which the rehabilitation proceeding was held.

 As  described in Evatech's financial statements included elsewhere in this Report, between November 2008 and the date of our acquisition of Evatech, Evatech was the subject of a rehabilitation process  under Japanese law  (somewhat similar to the reorganization process under Chapter 11 of the United States Code).  In addition, A-Power is in the process of integrating Evatech and its business within the A-Power and its consolidated group and this integration will make it difficult to compare the historical performance of Evatech with the future performance of the former Evatech business. Before the acquisition, Evatech focused on the production of equipment and materials for liquid crystal displays, plasma displays and related products. Evatech  had developed equipment to produce thin film and PV components but did not commercialize this equipment. After its integration with A-Power, we intend to adjust Evatech’s business lines to focus on equipment for the manufacturing of PV cells and solar panels rather than equipment for the manufacture of liquid crystal displays and plasma display panels.   Evatech has a very limited track record in the production and sale of equipment for manufacturing PV cells and solar panels.  As March 31, 2010, we had not generated any material revenue from the Evatech business and, subsequent to completion of the Evatech acquisition in January 2010 through that date, we had received one purchase order for a set of production equipment.  For all of these reasons, the discussion below should not be considered to be indicative of the future performance or capital needs of the former Evatech business.
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A.	Operating Results

Comparison of Years Ended August 31, 2009 and 2008

Revenues

For the year ended August 31, 2009, total revenues amounted to JPY 493 million, a decrease of JPY 3,879 million or 89%, from JPY 4,372 million for the year ended August 31, 2008. The decrease was primarily due to Evatech entering into the rehabilitation process since November, 2008, during which only cash transaction revenue was earned as Evatech’s bank accounts were frozen during the rehabilitation period.

Cost of Sales

The total cost of sales for year ended August 31, 2009 was JPY 542 million, a decrease of JPY 2,992 million or 85% compared to JPY 3,534 million for the year ended August 31, 2008. This decrease in cost of sales was due to the decreased business activity reflected in our decreased revenues. This decrease of 85% in cost of sales is generally consistent with the 89% decrease in revenues.

Gross Margin

As a percentage of total revenues, the overall gross margin was (10%) for the year ended August 31, 2009 compared to 19% for the year ended August 31, 2008. The decrease in gross margin is attributable to the sharp revenue decline as the result of the rehabilitation process, while labor cost for manufacturing parts continued through the 2009 fiscal year.

General and Administrative Expenses

General and administrative expenses mainly include payroll and employee welfare benefits, traveling and other expenses of administrative departments, such as planning and financial, information systems and human resources.

General and administrative expenses amounted to approximately JPY 612 million for year ended August 31, 2009, a decrease of approximately JPY 139 million, or 19%, compared to approximately JPY 751 million in the year ended August 31, 2008. The decrease is mainly attributable to a provision for bad debts of JPY 44 million in 2008. No provision for bad debts was incurred in 2009. As a percentage of revenues these expenses increased from 17% for the year ended August 31, 2008 to 124% for the year ended August 31, 2009, due to the decrease of JPY 3,879 million in revenues.

Operating (Loss) Income

Income from operations decreased by approximately JPY 748 million from JPY 87 million for the year ended August 31, 2008 to JPY (661) million for the year ended August 31, 2009. This was the net result of decreases of JPY 3,879 million in revenues and JPY 2,992 million in cost of sales. As a percentage of total revenues, the operating income for the year ended August 31, 2009 was (134%) compared to 2% for the year ended August 31, 2008. The decrease in operating income as a percentage of total revenues was mainly due to the decrease in revenues and gross margins.

Non-operational Income

Non-operational income decreased approximately JPY 12 million to JPY 5 million for the year ended August 31, 2009 from JPY 17 million for the year ended August 31, 2008. The decrease was mainly due to a decrease in dividend income and miscellaneous income.

Non-operational Expense

Non-operational expense decreased from JPY 89 million in 2008 to JPY 79 million in 2009. The decrease was mainly due to decreased interest expenses from JPY 77 million for the ended August 31, 2008 to JPY 70 million for the year ended August 31, 2009.

Extraordinary Income

Extraordinary income increased from JPY 3 million in 2008 to JPY 74 million in 2009. The increase was mainly due to the 2009 bonus accrual reversal of JPY 12 million, insurance cancellation in 2009 of JPY 47 million, and gain on debt exemption of JPY 15 million in 2009.

Extraordinary Loss

Extraordinary loss increased significantly from JPY 0.2 million in 2008 to JPY 478 million in 2009. The increase was mainly due to the bad debt reserve of JPY 320 million in 2009, write-off of 2008 accounts receivable of JPY 39 million, write-off of 2009 accounts receivable of JPY 30 million, and a JPY 55 million inventory loss provision in 2009.

Income Tax Provision

The income tax provision for the year ended August 31, 2009 was JPY 112 million, compared to an income tax recovery of JPY (76) million for the year ended August 31, 2008. The increase in the income tax provision from 2008 was primarily attributed to write off of the deferred tax assets in fiscal year 2009.

Net (Loss) Income

For the year ended August 31, 2009, our net loss amounted to approximately JPY (1,251) million, a decrease of JPY 1,344 million, compared to the net income of JPY 93 million for the year ended August 31, 2008. The decrease in net income is attributable to of the reduction in gross margins and approximately JPY 350 million of bad debts recognized as the result of the rehabilitation.

B.	Liquidity and Capital Resources

Comparison of Years Ended August 31, 2009 and 2008

Net cash used in operating activities totaled JPY 679 million for the year ended August 31, 2009, the cash provided by operating activities decreased by JPY 1,464 million compared to the net cash provided by operating activities of JPY 785 million in fiscal 2008. This decrease resulted primarily from the net loss of JPY 1,251 million for the year ended August 31, 2009, compared with net income of JPY 93 million for the year ended August 31, 2008.

Net cash provided by financing activities amounted to JPY 431 million for the year ended August 31, 2009, compared to net cash used in financing activities of JPY 749 million for the year ended August 31, 2008. The increase of JPY 1,180 million in positive cash flow was attributable to proceeds of JPY 458 million from short loan in 2009, compared with the net repayments of short term loan of JPY 1,021 million in 2008.

Working Capital

Our working capital decreased by approximately JPY 1,908 million to JPY (2,473) million as of August 31, 2009, compared to JPY (565) million as of August 31, 2008.

Total current assets as at August 31, 2009 amounted to JPY 1,833 million, a decrease of approximately JPY 1,693 million compared to JPY 3,526 million as at August 31, 2008. The decrease was mainly attributable to a decrease of approximately JPY 824 million in accounts receivable, approximately JPY 409 million in inventory and approximately JPY 248 million in cash.

Total current liabilities as at August 31, 2009 amounted to JPY 4,306 million, an increase of approximately JPY 215 million, compared to JPY 4,091 million as of August 31, 2008. This increase was primarily attributable to an increase of approximately JPY 458 million in short term loan, which was offset by the reduction of notes payables of JPY 206 million.

Our current ratio decreased to 0.43 as at August 31, 2009 from 0.86 as of August 31, 2008. The decrease in our current ratio was primarily due to the growth of 2009 current liabilities at a faster rate than the growth of current assets, attributable to liabilities incurred in connection with short term loans.